UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM N-8F

Application Pursuant to Section 8(f) of the Investment Company Act of 1940 (“Act”)
and Rule 8f-1 Thereunder for Order Declaring that a Registered Investment Company has Ceased to be an Investment Company under the Act

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger
[X]	Liquidation
[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: City National Rochdale International Trade Fixed Income Fund
3.	Securities and Exchange Commission File No.: 811-22552
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
 [X]           Initial Application                                [  ]           Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):
400 Park Avenue
New York, New York 10022-4406

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael Gozzillo, Chief Compliance Officer
City National Rochdale, LLC
400 Park Avenue
New York, New York 10022-4406
(800) 245-9888

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

(records relating to the investment adviser of City National Rochdale International Trade Fixed Income Fund)

City National Rochdale, LLC
400 Park Avenue
New York, New York 10022-4406
(800) 245-9888

(records relating to the custodian of City National Rochdale International Trade Fixed Income Fund)

U.S. Bank Corporate Trust Services
One Federal Street, Third Floor
Boston, MA 02110
(617)357-1757

(records relating to the administrator, accounting agent and transfer and dividend disbursing agent of City National Rochdale International Trade Fixed Income Fund)

U.S. Bancorp Fund Services, LLC
2020 E Financial Way, Suite 100
Glendora, CA 91741
(626) 914-7360

(records relating to the principal underwriter of City National Rochdale International Trade Fixed Income Fund)

RIM Securities, LLC.
400 Park Avenue
New York, New York 10022-4406
(212) 588-3400

8.	Classification of fund (check only one):

[X]           Management company;

[   ]           Unit investment trust; or

[   ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[   ]           Open-end                                [X]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

City National Rochdale, LLC
400 Park Avenue
New York, New York 10022-4406

GML Capital, LLP
Met Building
22 Percy Street
London, England, W1T 2BU

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

RIM Securities, LLC.
400 Park Avenue
New York, New York 10022-4406

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[  ]  Yes                                 [X]  No

 If Yes, for each UIT state:

Name(s)

File No: 811- _____

Business Address

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

 If Yes, state the date on which the board vote took place:

December 3, 2014

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[  ]  Yes                                [X]  No

 If Yes, state the date on which the shareholder vote took place:

If No, explain:

Under the fund’s Agreement and Declaration of Trust, the Board of Trustees may cause the fund to be liquidated without shareholder approval.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]  Yes                                [  ]  No

 (a)    If Yes, list the date(s) on which the fund made those distributions:

December 19, 2014
March 24, 2015
August 12, 2015
September 29, 2015
January 8, 2016
November 18, 2016

(b)	Were the distributions made on the basis of net assets?

[  ]  Yes                      [X]  No

(c)	Were the distributions made pro rata based on share ownership?

[X]  Yes                      [  ]  No

(d)
If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:  The distribution was made on the basis of available cash.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[  ]  Yes                      [X]  No

 If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[  ]  Yes                      [X]  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]  Yes                      [  ]  No

 If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]  Yes                      [X]  No

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)
[  ]  Yes                      [X]  No

 If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[  ]  Yes                                [  ]  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ]  Yes                                [X]  No

 If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger orr Liquidation:

(i)	Legal expenses: $20,000

(ii)	Accounting expenses: $13,332

(iii)	other expenses (list and identify separately): None

(iv)  Total expenses (fum of lines (i)-(iii) above):  $33,332

(b)	How were those expenses allocated?

The expenses incurred related to the liquidation of the fund will be allocated to the fund’s shareholders on a pro-rata basis based upon investment in the fund.

(c)	Who paid those expenses? The fund will pay for the expenses incurred related to the liquidation of the fund.

Please see response to Item 22(b).

(d)	How did the fund pay for unamortized expenses (if any)?

The fund has fully amortized all expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[X]  Yes                                [  ]  No

 If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

File number:  811-22552
Film number:  141305839
Date filed:  December 23, 2014

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[  ]  Yes                                [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

 [  ]  Yes                                [X]  No

 If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:
 (b) State the Investment Company Act file number of the fund surviving the Merger:

 (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

 (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the City National Rochdale International Trade Fixed Income Fund, (ii) he is the Chief Compliance Officer of the City National International Trade Fixed Income Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Michael Gozzillo

Michael Gozzillo

Chief Compliance Officer

City National Rochdale, LLC